UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated January 9, 2019

Item 1

Millicom provides updated outlook during Investor Meeting in New York

Luxembourg, January 9, 2019 – Millicom’s common shares began trading on NASDAQ in the U.S. today under ticker symbol “TIGO”. To coincide with this important milestone, the company is hosting a meeting with investors and financial analysts to discuss its strategy and outlook. Presenters include: Mauricio Ramos, CEO; Tim Pennington, CFO; Esteban Iriarte, COO Latin America; Xavier Rocoplan, Chief Technology and Information Officer; Rachel Samrén, Chief External Affairs Officer; HL Rogers, Chief Ethics and Compliance Officer, among others. Presentation materials referenced during the event are available on the company’s website at www.millicom.com.

Mauricio Ramos, CEO of Millicom said: “We are delighted to be at the Nasdaq Stock Market in New York today to see Millicom return to the U.S. market and start trading under the new ticker symbol “TIGO”, our primary operating brand. This underscores the transformation of Millicom into one of the leading fixed mobile convergent telecom operators in Latin America.

While we are still a few weeks away from completing and reporting our Q4 and full year 2018 results on February 7, 2019, we wanted to share some preliminary information with you now. Our final results may differ somewhat from these preliminary estimates.

In our Latin America segment, which includes our Guatemala and Honduras joint ventures, we ended 2018 with 32.4 million B2C Mobile customers, including more than 10 million on our 4G network, having added approximately 3.2 million 4G customers during the year. In our Cable business, we added 1.3 million homes passed to our hybrid fiber-cable network, taking the total homes passed to 10.2 million; and we connected more than 400,000 additional homes to our HFC network, taking the total number of HFC customer relationships to 2.7 million.

With respect to our financial performance, the fourth quarter was a continuation of the good progress made throughout the year, and we expect to close the full year 2018 slightly above the top end of our guidance range of 2% to 4% for Latam service revenue growth1. Latam EBITDA growth is expected to be within the guidance range, with the full year 2018 ending slightly

_________________________

1 All growth rates herein are non-IFRS and are expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 15 (in 2018) and IFRS 16 (in 2019), and are proforma for major acquisitions.

Service revenue, EBITDA and capex are non-IFRS measures and are described in greater detail herein under Non-IFRS Financial Measure Descriptions.

above 3%. As usual, these growth rates are expressed in constant currency terms to exclude the impact of changes in FX and accounting standards. Finally, we expect full year Latam capex will be around $950 million, or $50 million below the $1.0 billion target we had set at the beginning of last year.

We are starting 2019 with the same momentum we enjoyed in 2018, and we anticipate another solid year marked by the continued expansion of our mobile and fixed high-speed data networks and customer growth. Based on our early assessment of the operating and economic environment, we expect Latam service revenue growth to range between 3% and 5% in 2019, and Latam EBITDA is expected to grow at a faster rate, ranging between 4% and 6%, on a like-for-like basis. Latam capex should be slightly above $1.0 billion, including about $85 million at Cable Onda, which we continue to expect will generate EBITDA of approximately $184 million.

In summary, the investments we have been making in recent years are now paying off; we anticipate faster growth and improved capital efficiency in 2019 compared to 2018, and we are excited about capturing the long-term growth opportunity before us.”

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 305 445-4156 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st, 2017, Millicom operating subsidiaries and joint ventures employed more than 19,000 people and provided mobile services to approximately 51 million customers, with a cable footprint of more than 9 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•    global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•    telecommunications usage levels, including traffic and customer growth;

•    competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•    legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•    adverse legal or regulatory disputes or proceedings;

•    the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•    the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•    relationships with key suppliers and costs of handsets and other equipment;

•    our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•    the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•    technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•    the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•    other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-

IFRS capex. Annual growth rates for these non-IFRS measures are expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 15 (in 2018) and IFRS 16 (in 2019), and are proforma for acquisitions, such as the recent purchase of an 80% controlling stake in Cable Onda, Panama’s leading cable operator.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes that they will provide investors with an additional analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain key non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” below for additional information. In addition, these non-IFRS financial measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales;

EBITDA is a non-IFRS measure and is defined as operating profit excluding impairment losses, depreciation and amortization, and gains/losses on the disposal of fixed assets;

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:05 CET on January 9, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: January 9, 2019